VEL

work at the speed of life

CONFIDENTIAL

Business plan

Prepared September 2021

Table of Contents

Executive Summary 1

Opportunity 1

Expectations 2

Opportunity 4

Problem & Solution 4

Target Market 8

Competition 9

Execution 9

Marketing & Sales 9

Operations 10

Milestones & Metrics 11

Company 12

Company History 12

Team 13

Financial Plan 14

Forecast 14

Financing 17

Financial Projections 19

Executive Summary

Opportunity

Problem

In his 1989 book The Great Good Place, sociologist Ray Oldenburg wrote about the importance of the third place, the place away from the home and office, such as a bar, church, or coffee shop, where people gather and interact. With Starbucks popularizing the coffeehouse concept in the mid-1980s, freelancers and remote workers have adopted coffee shops as their third place to work outside of their homes. Unfortunately, these coffeehouses were not designed to allow for productive work.

While working out of coffee shops freelancers and remote workers have been, and continue to be, plagued by numerous pain points such as loud noise levels, lack of privacy, table anxiety, and unsecured and/or slow WIFI. Coffee shops have not addressed the needs of this young and growing segment of the workforce.

We see the work café differently!

Solution

VEL provides a delightful, conducive work environment to allow freelancers to do their best work. A place designed with the skilled remote worker in mind not only provides great coffee but also maintains appropriate noise levels, has ample and comfortable seating, and provides a separate quiet and secure environment for focused work and/or meetings. VEL will be open to anyone on a transactional basis and will also offer a subscription program that provides enhanced features benefits to frequently visiting customers.

Our work cafes will be located where our customers live thereby eradicating the commute and embracing the 15-Minute Neighborhoods and Zoom Towns.

Market

There are currently 59 million freelancers in the United States, of whom 23 million are Millennials and Generation Z, and that segment of the workforce is rapidly

growing. According to primary research, Millennial freelancers who work out of coffee shops in the United States generate $10 billion in revenue each year. On average individuals in this generation spend $1,500-$2,000 per year in coffee shops.

Competition

While there is an abundance of coffee shops in the United States, according to our research most, if not all, continue to run their business like a typical coffee shop. They serve coffee and sometimes food and give their customers a place to sit. They are not considering the functional needs of the remote worker or freelancer. We have driven over 7,000 miles up and down the east coast of the United States and Florida and have visited over 70 coffee shops that we consider to be our competitors. We have observed what we researched - millennials are truly working out of coffee shops. We found that at most times between 12 and 20 people are working in coffee shops and according to our research this segment typically stays for around 90 minutes and spends around $10 per visit.

Why Us?

We are an experienced and accomplished team with different but complementary backgrounds.

Co-founder and CEO Mo Hamzian has over 20 years of experience in real estate, private equity, and food & beverage operations. He recognized the problem in the summer of 2020 that millions of millennials face each day and discovered the solution.

Co-founder and COO Jack Gunn spent his career in wealth management for over 20 years, during which the last 16 years were at the Multi-Family Office Veritable where he was a partner. Mo presented the concept to Jack in August 2020 who jumped on the opportunity to be a part of something so fulfilling.

Expectations

Forecast

Our goal is to open our first coffee shop, what we call Station 1, in December 2021. We have plans to open three more Stations in 2022 and have a goal to reach 70 Stations by

the end of 2026. The information in this business plan covers the period from January 2022 to December 2026.

Based on secondary research, a typical specialty coffee shop, so excluding Starbucks and Dunkin, sells approximately 250 beverages per day. We assume that when we launch Stations 1 and 2 that we will only have 50 customers per day for the first month. In the second month, we expect that number to increase to 63 and then reach 252 per day in month 10. We assume that number will stay constant thereafter.

In 2022, our first full calendar year, with four shops open, we expect to earn revenue totaling approximately $1.4 million. In Year 2, we expect to earn roughly $7.6 million, and about $79.1 million in Year 3. While we expect to generate operating losses in Year 1, in Years 2 and 3 we will have profit margins of 12% and 20%, respectively, increasing to 31% in Year 5. This includes covering the costs at the shop level and headquarters. As we grow the business and become more efficient our margins will increase at both the shop level and the corporate level.

Our revenue will be derived from four primary channels: coffee revenue (41%), food and beverage (non-coffee) revenue (15%), rental revenue (34%), and subscription revenue (10%).

Once we scale the business and reach 70 shops, we expect to either approach the public markets (IPO), become an acquisition target, acquire other assets, such as a coffee roaster, or explore the franchise model. At 70 Stations, with the company earning revenue of approximately $79 million and with a profit margin of 31%, we should have several liquidity options. Chart 1 on the following page illustrates our revenue, expenses, and net profit by calendar year.

Chart 1: Financial Highlights by Year


Revenue
Expenses
Net Profit / Loss
In Millions
$80
$60
$40
$20
$0
-$20
2022
2023
2024
2025
2026

Capital Investment

On June 19, 2021, we closed on our initial Seed round and raised $549,000 from 12 accredited investors on a $5.85 million post-money valuation. With the capital raised we created and launched our brand, secured real estate, and covered other typical start-up expenses. With the remaining cash on hand, we plan on launching Station 1 in December 2021. To capitalize on our intention of opening three more shops in 2022 we are kicking off an equity crowdfunding campaign and with a target of raising $1 million. We already received commitments of $300,000 from current investors. We estimate that our capital expenditures [CapEx] will total approximately $250,00 to $300,000 per Station. The CapEx per shop is broken down into three areas:

1. Working Capital (three months) - $60,000
2. Fit Out (Construction) - $100,000
3. Furniture, Fixtures, & Equipment - $140,000

To continue working towards our five-year goal, we will approach institutional investors towards the end of 2022 and raise $5 million in a Series A round. That infusion of capital combined with the cash flow generated in all of VEL's Stations should be enough to fund our operations and allow us to meet our five-year target.

Opportunity

Problem & Solution

Problem Worth Solving

The number of freelancers is growing at a rate of approximately 4% each year in the United States. In 2020 there were 59 million freelancers in the country, of whom 23 million are Millennials and Generation Z, and that number is expected to grow to 80 million by 2030. This group is underrepresented and not cared for, yet they make up more than one-third of the U.S. workforce. And the freelancer segment is growing at a rapid pace particularly with the Millennials and Generation Z. In a report published by Edelman Intelligence/Upwork Inc., 44% of Millennials and half of the Gen Z workforce have freelanced in the past year, with more than a third (36%) of Gen Z starting since the COVID-19 pandemic. Freelancers and remote workers, now more than ever due to the changes brought about by the pandemic, have adopted coffee shops as their place to work outside of their homes. Unfortunately, these coffeehouses were not designed to allow for consistent productive work.

We see the work café differently!

Validation of Problem

Based on the Edelman Report, 62% of freelancers feel productive working outside of an office so we chose a data-driven approach to learn about the pain points freelancers experience while working in a coffee shop. We performed our own user testing and reached out to 300 randomly selected Millennials across the United States of which 47% or 138 were freelancers. We asked this group of freelancers a few questions to test what we had surmised.

Question 1: "How many days per week do you work from a coffee shop?"

Answer 1: Nearly 80% go at least once a week.


HOW MANY DAYS/WEEK DO YOU WORK FROM A COFFEE SHOP?
DON'T GO
21%
5 TIMES+
9%
1 TO 4 TIMES
70%

Question 2: "What do you dislike about working from a coffee shop?"

Answer 2: Noise/Privacy 48% with Availability of Seating closely behind at nearly 20%


WHAT DO YOU DISLIKE MOST ABOUT WORKING FROM A COFFEE SHOP?
PER CENT
50
40
30
20
10
0
Comfort
Belongings Safety
Wifi
Cost
Availability Seating
Noise & Privacy

Our Solution

VEL provides a delightful, conducive work environment to allow freelancers to do their best work. As illustrated above, noise levels, privacy, and table anxiety are major pain points of freelancers and with the explosion of video conferencing, these workers need a better solution than currently on the market.

A place designed with the remote worker in mind would not only provide great coffee but also maintain appropriate noise levels, have ample and comfortable seating, and provide a separate quiet and secure environment for focused work and/or meetings.

Our solution to the typical noise found in a coffee shop is three-fold. First, we will be low density with only 40 seats in the shop (based on 2,000 square feet). Second, with white noise and acoustic measures, we can control the overall noise level. And third, we will offer the use of pods to our customers for an hourly fee. These highly engineered steel pods offer superior sound and air quality providing the perfect environment for our users to do their best work. The pods will be available to rent either (1) in the shop at the time of the reservation or (2) in advance through the app for subscribers.



Validation of Solution

Our user testing exercise went past validating the problem, we dug into validating our solution. We asked the group of Millennial freelancers if $5-$10 was a reasonable

amount to pay to be able to make a private phone call or hold a private Zoom meeting in a coffee shop. Two-thirds agreed that $5-$10 was a fair amount to pay.
Then we asked them if they could see themselves working in pods, which by the way are at full capacity at co-working facilities in major cities across the United States. Of the 72% that responded positively, we asked how long they could see themselves working in the pods. Here are the results:


50%
36%
14%
$5 FOR 30MIN
$9 FOR 60MIN
$12 FOR 90MIN

Target Market

Freelancers value flexibility over and above their office worker counterparts. The primary reason that most freelancers make the leap from a typical office job is to take on more purpose-driven projects. The most common type of freelance work is skilled services, such as graphic design, computer programming, marketing, and business consulting. In 2020, $1.2 trillion was expected to be earned by freelancers, a 22% increase from 2019.

As referenced above, 79% of Millennial freelancers work in coffee shops 1-5 times per week and spend between $4-$10 per visit. Annually, millennials spend around $2,000 in coffee shops while Generation X spends nearly $1,500.

Total Available Market (US Freelancers) = $24.2 billion

Segmented Addressable Market (US Millennial and Gen Z Freelancers) = $9.5 billion

Serviceable Obtainable Market (Millennial and Gen Z Skilled Freelancers) = $5 million

Competition

Current alternatives

Our work cafes will be located within a 10 to 15-minute drive from where our users live. We feel that while the home/home office may be our biggest competitor, at some point freelancers leave their homes and work out of coffee shops.

We plan to launch Station #1 in Savannah, GA. While there are many coffee shops in Savannah there are five that we consider to be real competitors: Savannah Coffee Roasters, The Coffee Fox, Foxy Loxy, The Sentient Bean, and Gallery Espresso. These are local favorites and at any time during the day, 10-20 people can be found working in these coffee shops.

Our advantages

We will offer an optimal experience for the freelancer who values focused work. Our shops will be located near the neighborhoods we serve, which will reduce commuting times, and may be personalized by the local culture. All our Stations will be homogenized to give the customer the same experience regardless of which coffee shop they frequent. With the advantage of information, our shops will be better equipped to run successfully in a COVID-19 environment.

As the trend of freelancers increases rapidly and as our brand awareness grows our customer base will grow with it.

Execution

Marketing & Sales

Marketing Plan

For each coffee shop, we have budgeted $8,000 per month, or 15% of Year 1 revenue, for sales and marketing. Our customer acquisition cost will total 20% of a user's estimated lifetime value and to acquire customers we are utilizing a two-pronged approach: (1) using geo-marketing to reach local users and (2) implementing a national

campaign using social medial, guest speaking on podcasts, and a crowdfunding platform. We have already generated interest having initiated our online campaign by posting on Facebook, Instagram, and LinkedIn. To date, we have learned that our strong narrative and relatable offering are very appealing.

All are welcome to come to VEL, buy a cup of coffee, and sit down and work. For the users who embrace what VEL has to offer, we will offer a subscription program. For a monthly fee, users can receive various benefits. To give everyone an opportunity to experience the pods we will offer a two-week free trial period to all users.

Sales Plan

VEL has an omnichannel consisting of four sources of revenue; coffee revenue, food and beverage (non-coffee) revenue, subscription revenue, and rental revenue, allowing customers to transact either in person or using the app. Converting transactional users ("Starters") into subscription-based users ("Planners") is a major focus.

In addition to individual users, we will have a business-to-business component and will approach local businesses to show them the benefits of a Team package with VEL.

Operations

Locations & Facilities

VEL is a remote-first company. Employees are connected through applications such as Asana, Slack, Miro, and Zoom. Being a company that endorses remote working will allow us to find and attract the best talent anywhere in the Country while staying connected.

Technology

Technology is at the heart of our business. We will have an app for our customers to purchase goods and make reservations, secure Wi-Fi, and monitors inside our pods for private Zoom meetings. We use QuickBooks Online for our bookkeeping, a point-of-sale system like Clover, Gusto for our payroll processing, HubSpot as our Customer Relationship Management System, and the usual social media sites (Facebook, Instagram, etc.) to connect with our customers and solicit feedback. But perhaps our most exciting piece of technology is Penny. Penny is a high capacity fully autonomous

butler who will not only lower labor costs and increases productivity, Penny never calls out, but will also delight our users.

Equipment

Our shops will have state-of-the-art equipment to run a successful coffee business (espresso machines, coffee machines, grinders, etc.). From La Marzocco to Rancilio, not only will our machines make a great coffee or espresso, but they will look great as well.

Milestones & Metrics

Milestones Table

Milestone	**Due Date**
Concept is Born	July 01, 2020
Founding Team Formed	August 27, 2020
Space 3, Inc.	September 17, 2020
Formation of Board of Advisors	December 31, 2020
Initial Close on Seed Round	February 19, 2021
Final Close on Seed Round	June 19, 2021
Launch Shop #1	December 01, 2021

Key Metrics

The table below shows the unit economics for one coffee shop.

Unit Metrics	2021	2022	2023	2024	2025	2026
Avg Daily User	50	175	252	252	252	252
Avg Daily Check Value	$10.35	$10.35	$11.38	$12.52	$13.77	$15.15
Avg Daily Revenue	$522	$1,814	$2,868	$3,155	$3,471	$3,818
Avg Daily Burn Rate	$931	$949	$1,030	$1,116	$1,227	$1,306
Subscription % of Revenue	10%	10%	10%	10%	10%	10%
Seating % of Revenue	35%	35%	35%	35%	35%	35%
F&B % of Revenue	55%	55%	55%	55%	55%	55%
Annual Revenue Per Square Foot	$95	$331	$523	$576	$633	$697
Net Margin (shop level)	n.a.	33%	48%	49%	49%	50%
Rent to Revenue Ratio	45%	13%	8%	8%	8%	7%
Did you know?						
Cups of Coffee Poured Per Shop	*1,226*	*51,202*	*73,584*	*73,584*	*73,584*	*73,584*
Cumulative Cups Poured Per Shop	*1,226*	*52,429*	*126,013*	*199,597*	*273,181*	*346,765*

Exit strategy

Our goal is to open our first Station in December and then three more in 2022. As previously mentioned, our Sales & Marketing Budget is $8,000 per month for each coffee shop to allow us to grow and expand quickly. For example, in 2023 with a total of 13 shops at year-end, we have budgeted $888,000 in sales and marketing. This should allow us to reach 70 Stations in five years. Once we scale the business, we will have options to either enter the public markets through an IPO, become an acquisition target, acquire other assets, such as a coffee roaster, or look to the franchise model. At 70 Stations we expect to earn revenue of approximately $79.1 million with a profit margin of 31%. At three times revenue VEL would have a market value of $237.4 million. In comparison, Blue Bottle was valued at $700 million with only 29 coffee shops.

Company

Company History

Space 3, Inc. was formed on September 17, 2020, by co-founders Mo Hamzian, CEO, and Jack Gunn, COO.

Disclaimer: Projections are not guaranteed.

In the summer of 2020 Mo, who has a background in real estate, private equity, and F&B operations, observed a problem that millions of freelancers across the country were facing inside coffee shops. He couldn't rest until he found a solution and in August 2020, he presented Jack with a concept to fix the problem. Jack, who had a background in finance and wealth management, loved the concept and jumped at the opportunity.

Team

Management team

The executive team at VEL is currently made up of Mo Hamzian as Chief Executive Officer and Jack Gunn as Chief Operating Officer. As we grow, we will add to the C-Suite focusing initially on a Chief Marketing Officer, Chief Financial Officer, and Chief Technology Officer.


CEO/ Mo Hamzian
A successful entrepreneur, Mo has extensive experience in the restaurant, retail and real estate industries. He has led many startups globally and currently volunteers his time mentoring London Business School graduate students in entrepreneurship.
COO/ Jack Gunn
A ex-Partner with the highly regarded multi family office Veritable, Jack has spent the last 20 years as a Portfolio Manager providing advice to some of the wealthiest individuals in the U.S.

Currently, Mo is responsible for the Company's Overall Strategy, Managing People and Organizations, Fundraising, Customer Experience, and Product Management, Technology, Public Relations, and Marketing, Sales and Distribution, and Legal.

The areas that fall under Jack's direction are Financial Management, Headquarters Operations, Coffee Shop Operations, Real Estate Location, Real Estate Management, Coffee Management, and Food & Beverage Management.

The company embraces the RASCI Matrix for the allocation and assignment of all projects and tasks. The letters in RASCI describe the level of responsibility for each task: Responsible, Accountable, Support, Consulted, Informed. This method allows for a clear understanding of everyone's role in each project.

Advisors

Having the ability to scale and build a moat around our business is very important and that requires a strong team. We have retained domain experts to sit on our Advisory Board and are looking to add a few more:

- Professor Gabrielle Adams - Organizational Psychologist, Stanford PhD
- Timothy Frank - Ex-CEO, Entrepreneur, Early-Stage Investor
- Thomas Frank - Ex-VP Sales, Entrepreneur, Early-Stage Investor
- Johnathan Kubik - Creative Director, Award Winner
- Roger Percy - Media, Entrepreneur, Stanford
- Professor Holly Samuelson - Architect & Technologist/Harvard Professor, DDes Harvard University
- Hubert M. Schoemaker - Technologist, Product Architect

Financial Plan

Forecast

Key assumptions

In the United States a typical coffee shop, excluding Starbucks and Dunkin, sells 250 beverages per day on average. For our financial projections, we assume that when we launch Stations 1 and 2 we will only have 50 customers per day for the first month. In the second month, we expect that number to increase to 63 and then reach the national average of 250 per day in month 10. We assume that number will stay constant thereafter. At this rate, we will run at approximately 80% capacity. We assume the

following mix of beverage purchases: 80% coffee beverages (drip, cappuccino, latte, etc.) at an average price of $4.25, 10% juice/kombucha/bottled water at $3.50 per unit, and 10% beer/wine at $4.00. We also assume that 30% of our customers will purchase food (salad, sandwich, snack) at an average price of $5.00 per item.

Approximately half of our seating will consist of open seating (free) and half will be available to rent. We expect our users to value and embrace the ability to reserve pods and privacy nesting seats. Users who choose to rent space pay $5 per hour for a pod and $2 for a nesting seat. Our subscription users, or Planners, pay $10 a month for enriched benefits including advanced bookings.

By the end of our first calendar year (2022) we expect to have opened four shops and earn approximately $1.4 million in revenue. In Year 2, we expect to earn $7.6 million, and by 2026 we expect the company to be earning $79 million. While at the company level we expect to incur operating losses in Year 1, in Years 2 through 5 we will have profit margins of 12%, 20%, 22%, and 31%, respectively. This includes covering the costs at both the shop level and at headquarters.

As previously mentioned, our revenue will be split among four channels: coffee revenue (41%), food and beverage revenue (14%), membership revenue (10%), and seat rental revenue (35%). Below please see our pricing model and our monthly revenue and expenses during Year 1 (2022).

Pricing Plans

We know each one of us will have our own unique workflow and style. We thrive on individuality, flexibility and freedom to personalize our experience of our workplace. We have designed plans to meet everyone.

	WHITE FOR FREEWHEELERS	ORANGE FOR PLANNERS	BLACK FOR TEAMS
Monthly Subscription	$0	$10	$40+
VEL Mobile App	✗	✓	✓
Seat Reservation	✓	✓	✓
Advanced Booking	✗	✓	✓
Secure Wifi	✓	✓	Team Network
Open Seating	👍	👍	👍
Solo Pods /Per Hour	$10	$5	$5
Duo Pods /Per Hour	$20	$10	$10
Nest Privacy Seats /Per Hour	$2	$2	$2

2022 Revenue by Month


$300,000
$200,000
$100,000
$0
Monthly Revenue
January
February
March
April
May
June
July
August
September
October
November
December

2022 Expenses by Month


$200,000
$150,000
$100,000
$50,000
$0
Monthly Expenses
January
February
March
April
May
June
July
August
September
October
November
December
HQ Expenses
Shop Level Expenses

Disclaimer: Projections are not guaranteed.

Net Profit (or Loss) by Year


25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
(5,000,000)
Net Profit Loss
2022
2023
2024
2025
2026

Financing

Use of Capital

Launching and operating a scalable retail business requires upfront investment and with technology at our core, we will need to continue reinvesting in the business.

We estimate that our capital expenditures [CapEx] will total approximately $250,00 to $300,000 per Station. The CapEx per shop is broken down into three areas:

1. Working Capital (three months) - $60,000
2. Fit Out (Construction) - $100,000
3. Furniture, Fixtures, & Equipment - $140,000

Sources of Funds

On June 19, 2021, we closed on our initial Seed round and raised $549,000 from 12 accredited investors on a $5.85 million post-money valuation. With the capital raised we created and launched our brand, secured real estate, and covered other typical start-up expenses. With the remaining cash on hand, we plan on launching Station 1 in December 2021. To capitalize on our intention of opening three more shops in 2022 we are kicking off an equity crowdfunding campaign and with a target of raising $1 million. We already received commitments of $300,000 from current investors.

As we continue working towards our five-year goal, we will approach institutional investors towards the end of 2022 and raise $5 million in a Series A round. That infusion of capital combined with the cash flow generated in all VEL's Stations should be enough to fund operations and allow us to meet our ultimate target of 70 shops.

SPACE 3, INC.
FINANCIAL PROJECTIONS

	2021	2022	2023	2024	2025	2026
# of New Stations	***1***	***3***	***9***	***14***	***19***	***24***
# of Total Stations	***1***	***4***	***13***	***27***	***46***	***70***
REVENUE						
Subscription	$ 1,646	$ 143,648	$ 809,082	$ 2,105,696	$ 4,388,195	$ 8,213,759
Solo Pod	3,200	279,196	1,572,536	4,092,642	8,528,919	15,964,304
Duo Pod	1,581	137,975	777,125	2,022,527	4,214,873	7,889,336
Acoustic Seats	620	54,108	304,755	793,148	1,652,891	3,093,857
Coffee	6,515	568,456	3,201,757	8,332,809	17,365,275	32,504,066
Food & Beverage	2,300	181,661	960,559	2,780,308	6,128,921	11,472,023
Total Revenue	**15,863**	**1,365,043**	**7,625,814**	**20,127,130**	**42,279,073**	**79,137,346**
COGS						
COGS Coffee	1,272	111,016	625,284	1,627,349	3,391,336	6,346,176
COGS Food & Beverage	977	77,206	408,237	1,181,631	2,604,791	4,938,988
Total COGS	**2,250**	**188,222**	**1,033,522**	**2,808,980**	**5,996,127**	**11,285,164**
Gross Profit	**13,613**	**1,176,821**	**6,592,292**	**17,318,150**	**36,282,946**	**67,852,182**
GP Margin	*86%*	*86%*	*86%*	*86%*	*86%*	*86%*
Station Operating Costs						
Premises - Rent	7,133	214,000	815,554	1,793,558	3,414,116	5,684,270
Premises - Insurance	417	12,500	50,875	119,488	242,908	431,910
Premises - Utilities	500	15,000	61,050	143,385	291,489	518,291
Station Wages -Manager	5,239	157,169	639,678	1,502,378	3,054,202	5,430,623
Station Wages - Assistant 1	2,947	88,408	359,819	845,088	1,717,989	3,054,725
Station Wages - Assistant 2	2,456	73,673	299,849	704,240	1,431,657	2,545,604
Sales & Marketing	8,000	240,000	888,000	1,896,000	3,504,000	5,664,000
Cleaning	1,217	36,500	140,525	361,350	771,975	1,341,375
Maintenance	417	12,750	49,833	113,250	218,917	371,167
Total Operational Costs	**28,325**	**850,000**	**3,305,183**	**7,478,736**	**14,647,253**	**25,041,965**

Disclaimer: Projections are not guaranteed.

Financing & Interest						
Pod Repayments	0	48,878	472,492	1,254,547	2,378,752	3,812,520
All Stations EBT	**-14,712**	**277,943**	**2,814,618**	**8,584,867**	**19,256,941**	**38,997,698**
C-Corp HQ Costs						
C Suite	71,514	155,000	353,500	587,500	772,500	855,000
Management	0	0	100,417	620,000	1,533,750	2,172,500
Employees	0	20,000	111,667	320,000	410,000	440,000
Assistants	0	30,000	77,500	208,750	226,250	260,000
Payroll Tax / Benefits	4,596	30,750	96,463	260,438	441,375	559,125
Total Salaries	**76,110**	**235,750**	**739,546**	**1,996,688**	**3,383,875**	**4,286,625**
Professional / Legal Fees	57,418	24,000	96,000	208,000	360,000	552,000
Administrative Costs	5,113	27,757	205,169	552,413	1,096,107	1,920,963
Remote Budget	0	0	24,000	72,000	102,000	120,000
Equipment	0	0	12,000	24,000	15,000	15,000
Travel and Entertainment	12,940	10,000	25,000	75,000	100,000	175,000
Sales & Marketing HQ	128,154	100,000	500,000	1,000,000	3,000,000	5,000,000
Corporate Facilities	5,577	3,000	25,000	75,000	100,000	125,000
Technology	57,283	50,000	250,000	650,000	2,000,000	2,000,000
Space Design	16,750	0	0	0	0	0
Total Other Costs	**266,485**	**214,757**	**1,137,169**	**2,656,413**	**6,773,107**	**9,907,963**
Total HQ Costs	342,595	450,507	1,876,715	4,653,100	10,156,982	14,194,588
Group EBT	**(357,307)**	**(172,564)**	**937,903**	**3,931,767**	**9,099,959**	**24,803,110**
EBT Margin		*-13%*	*12%*	*20%*	*22%*	*31%*

Disclaimer: Projections are not guaranteed.